Management’s Discussion and Analysis

MichiCann Medical Inc.

For the year ended December 31, 2018

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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The following management discussion and analysis (“MD&A”) should be read in conjunction with the audited financial statements and accompanying notes (“Financial Statements”) of MichiCann Medical Inc. (the “Company”) for the year ended December 31, 2018. Results have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All monetary amounts are reported in Canadian dollars unless otherwise indicated.

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR.

This MD&A contains forward-looking information. See “Forward-Looking Information” and “Risks and Uncertainties” for a discussion of the risks, uncertainties and assumptions relating to such information.

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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Introduction

The following discussion of performance and financial condition should be read in conjunction with the financial statements of MichiCann Medical Inc (the “Company”) for the year ended December 31, 2018.  The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The Company’s reporting currency is Canadian dollars unless otherwise stated.  This Management’s Discussion and Analysis (“MD&A”) is dated May 22, 2019.

Description of Business

MichiCann Medical Inc. (the “Company” or “MichiCann”) is a private investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

As at December 31, 2018, the Company had not yet generated any revenue, has working capital of $34,775,749 (2017 –  $63,441) and has accumulated losses of $(2,163,725) since inception. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These factors indicate the existence of a material uncertainty that may cast significant doubt the Company’s ability to continue as a going concern. These financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates that it will have sufficient capital to continue operations for the upcoming year.

Project Overview

MichiCann, operating as Red White & Bloom, is an investment company with a focus on the US cannabis industry. MichiCann’s current investments are the PharmaCo Debenture and its rights under the PharmaCo Put/Call Option Agreement.

MichiCann holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee (“PharmaCo”),  a  private  company  incorporated  under  the  laws  of  the  State  of Michigan.

PharmaCo has been granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Current approvals allow for stacking of Michigan “C Licenses” providing PharmaCo with a unique opportunity to establish itself as one of the largest licensed producer of cannabis in Michigan state.

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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PharmaCo has been State pre-qualified for two Processing licenses with a third pending in three distinct and strategic locations. PharmaCo has completed State and City approvals for large scale processing operations. This will allow the company to produce various oils, edibles and other cannabis derivatives. The company intends on constructing multiple extraction and processing facilities for the production of cannabis derivative products in each state that it operates in.

PharmaCo has purchased an 85,000 square foot facility for  its first indoor  cultivation  and manufacturing center. Initial plans for this facility will include the ability to produce in excess of 10,000,000 grams of flower per year with first harvest, post retrofitting to a perpetual harvest facility, expected in Q4 2019, and will include state of the art extraction capabilities in the same facility. PharmaCo has also purchased two smaller vertically integrated grow and manufacturing operations as part of its dispensary acquisitions.

PharmaCo, has been pre-qualified for three provisioning center licenses and has acquired and/or executed agreements to acquire a further 18 locations. MichiCann plans to expand into additional states with a focus on Florida (which allows for 30 dispensaries per license), Arizona, Pennsylvania, Nevada and Ohio.

With 10 existing stores and a minimum of 25 locations operating by Q4 of 2019, RWB has established itself as the largest operator of dispensaries in Michigan.

Plans are underway to roll out unified corporate branding to allow for even greater efficiency and scaling outside Michigan.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited financial statements of the Company. The figures have been prepared in accordance with IFRS.

	Period Ended December 31, (audited)
	2018	2017
Total revenues	$ -	$ -
General and administrative expenses	553,781	32,686
Net loss and comprehensive loss	(2,131,039)	(32,686)
Net loss per share – Basic & fully diluted	(0.06)	(32,686)
Totals assets	34,937,686	624,638
Total liabilities	161,937	586,373
Cash dividends declared per share	Nil	Nil

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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RESULTS OF OPERATIONS

For the year ended December 31, 2018 compared to the period from incorporation on December 5, 2017 to December 31, 2017.

Net loss and comprehensive loss for the year ended December 31, 2018 was $2,131,039 as compared to $32,686 for the period ended 2017. The increase in net loss and comprehensive loss of $2,098,353 was mainly attributable to the net effect of:

•Increase of $297,917 in Consulting fees, from $27,083 in 2017 to $325,000 in 2018.

•Increase of $51,080 in Professional fees, from $2,442 in 2017 to $53,522 in 2018.

•Increase of $7,585 in Office expenses, from $280 in 2017 to $7,865 in 2018.

•Increase of $32,921 in Travel, from $Nil in 2017 to $32,921 in 2018.

•Increase of $25,465 in Foreign Exchange gain, from $Nil in 2017 to $25,465 in 2018.

•Increase of $137,057 in Accretion expenses, from $2,881 in 2017 to $139,938 in 2018.

•Increase of $1,637,559 in Share-based compensation, from $Nil in 2017 to $1,637,559 in 2018.

•Increase of $40,301 in Deferred income tax recovery, from $Nil in 2017 to $40,301 in 2018.

Selected Financial Information

To date, the Company has not commenced commercial operations.

Liquidity and Capital Resources

As at December 31, 2018, the Company had working capital of $34,775,749 (2017: $63,441).

As at December 31, 2018, the Shareholders’ equity of $34,775,749 (2017: $38,265) consisted of share capital of $35,111,680 (2017: $70,951), reserves of $1,952,794 (2017:$Nil), subscriptions receivable of $125,000 (2017:$Nil) and deficit of $2,163,725 (2017: $32,686).

Outstanding Share Data

a)Authorized Share Capital: unlimited common shares without par value.

b)Issued and Outstanding as at December 31, 2018: 74,222,182 common shares (2017: 1).

Common shares

On February 1, 2018, the Company issued 37,310,000 founder common shares for gross proceeds of $37.

On April 3, 2018, MichiCann issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into MichiCann common shares at a price of $0.50 per MichiCann shares. All Unsecured Debentures converted into an aggregate of 2,024,000 MichiCann common shares on November 21, 2018.

On November 21, 2018, the Company completed the issuance of 4,810,00 common shares to settle certain debt from PharmaCo at a price of $1.00 per common share for a total of $4,810,000.  As at December 31,

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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2018, the amount is due to the Company by PharmaCo and is non-interest bearing, due on demand and has no fixed date of repayment.

On December 18, 2018, MichiCann issued 30,078,182 common shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 for aggregate gross proceeds of $30,078,182. The Company paid share issuance costs of $470,340 as finder fees. The Company also issued 595,340 finders’ with an exercise price of $1.00 per common share of the Company for a period of two years. The finders’ warrants have a fair value of $315,235 estimated using the Black-Scholes options pricing model.

During the period ended December 31, 2017, the Company issued 1 incorporation share for a nominal value.

Common shares issuances subsequent to year end

On February 22, 2019, MichiCann issued 4,500,000 MichiCann Shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per MichiCann Share for aggregate proceeds of 4,500,000.

On February 22, 2019, MichiCann issued 2,240,000 MichiCann Shares pursuant to a new non-brokered financing at a price of $2.50 per MichiCann Share for aggregate proceeds of $5,600,000.

Options

On October 1, 2018, the Company granted 2,000,000 stock options to various consultants, directors and officers of the Company. These stock options vest 12.5% on January 1, 2019, 12.5% on April 1, 2019, 12.5% on July 1, 2019, 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020 and the remaining 12.5% on October 1, 2020. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On October 1, 2018, the Company granted 2,500,000 stock options to various consultants, directors and officers of the Company. These stock options vest 25% on January 1, 2019, 25% on April 1, 2019, 25% on July 1, 2019, 25% on October 1, 2019. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

The options granted during the year ended December 31, 2018 have a fair value of $3,739,048 estimated using the Black-Scholes options pricing model.  During the year ended December 31, 2018, the Company recognized $1,637,559 in stock-based compensation expense under graded vesting. The Company did not grant any stock options during the period ended December 31, 2017.

The following options were outstanding at December 31, 2018:

Grant Date	Expiry Date	Exercise Price	Number of Options	Exercisable

October 1, 2018	October 1, 2023	$ 0.50	4,500,000	-
			4,500,000	-

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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Warrants

During the year ended December 31, 2018, the Company issued 595,340 finder’s warrants with an exercise price of $1.00 per common share of the Company for a period of two years. The finder’s warrants have a fair value of $315,235 estimated using the Black-Scholes options pricing model.

The following warrants were outstanding at December 31, 2018:

Issue Date	Expiry Date	Exercise Price	Number of Warrants	Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts payables and accrued liabilities, loans receivable and amounts receivable and related party transactions.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of these instruments approximates their carrying value due to the short-term nature of their maturity.

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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Adoption of New and Revised Standards and Interpretations

On January 1, 2018, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 15 Revenue from Contracts with Customers

The Company adopted IFRS 15 with a date of initial application as of January 1, 2018. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The adoption of IFRS 15 did not have an impact on the Company’s financial statements.

Recent Accounting Pronouncements

Standards and interpretations issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below and include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company intends to adopt these standards and interpretations when they become effective and is currently assessing their impact on the financial statements.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

This standard is applicable to the Company’s annual period beginning January 1, 2019. The Company does not expect there to be a material impact on adoption.

Related Party Transactions

The following is a summary of related party transactions that occurred during the year ended December 31, 2018 and the period from incorporation on December 5, 2017 to December 31, 2017:

(a)Included in accounts payable and accrued liabilities is $6,250 (2017 - $nil) payable to a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment.

(b)  Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	Year ended December 31, 2018 $	Period ended December 31, 2017 $
Consulting fees paid or accrued to a company controlled by the director of the Company	75,000	6,250
Share-based compensation	280,829	-

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the year ended December 31, 2018 and period from incorporation on December 5, 2017 to December 31, 2017.

Off-Balance Sheet Arrangements

The Company did not enter into any off-balance sheet arrangements during the period.

Outstanding Share Data as of Report Date

As at December 31, 2018 and the date of this report, the Company has:

	December 31, 2018	May 17, 2019
Issued and outstanding common shares	74,222,182	80,962,182
Warrants outstanding	595,340	595,340
Stock options outstanding	4,500,000	6,100,000

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of development.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CFO of the financial reports.

Outlook

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

Caution Regarding Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking.  Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially, from those in such forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

MichiCann Medical Inc.

Management’s Discussion and Analysis of Financial Results

For the year ended December 31, 2018

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Other Information

Additional information about the Company is available on SEDAR at www.sedar.com.

Subsequent Events

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. Theses stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These stock options vest 25% on execution of the agreement, 25% on May 30, 2019, 25% on August 30, 2019 and the remaining 25% on December 30, 2019. These stock options have an exercise price of $1.00 per share and expire on April 29, 2024.

On May 13, 2019, the Company entered into a non-binding letter of intent with an arm’s length company to acquire greenhouse facilities and equipment in Illinois, United States.

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann Shares in the aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation (“BMMR”) within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan.

On February 25, 2019, MichiCann issued $15,000,000 principal amount of senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earliest of: (i) August 25, 2019 (subject to extension) and (ii) the date that all amounts owning under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default.

The Tidal Debenture is convertible into MichiCann Shares in the in the event that the Proposed Transaction is not completed prior to the Tidal Debenture Maturity Date and MichiCann instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, the holder has the right to convert the Tidal Debenture at a price per MichiCann Share equal to the lesser of (i) $2.50 per MichiCann Share; and (ii) a 20% discount to the issue price or effective price per MichiCann Share for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per MichiCann Share in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of MichiCann pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).